Exhibit 99.1

Provident Energy Announces Second Quarter 2007 Results

News Release 20-07
August 9, 2007

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA– Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announces second quarter 2007 results.

“Provident delivered strong operational and financial results for the quarter in the face of volatile commodity prices and a rising Canadian dollar,” said Provident President and Chief Executive Officer, Tom Buchanan. “Our balanced portfolio strategy has enabled us to deliver sustained financial performance and stable distributions to unitholders. In the meantime, we continue to execute on a focused growth program by adding quality, long-term assets to our portfolio. The acquisition of the Dixonville Montney “C” oil pool through our purchase of Capitol Energy is an excellent example of Provident successfully executing on that strategy.”

Highlights

▪	Completed the $468 million acquisition of Capitol Energy on June 19, 2007.

▪	Completed a $374 million equity offering related to the Capitol Energy acquisition.

▪	Executed successfully on U.S. growth strategy as Provident’s MLP subsidiary, BreitBurn Energy Partners, L.P., completed two significant acquisitions, totaling $214 million.

▪	Extended consolidated upstream reserve life index (RLI) to 13.6 years.

▪	Increased consolidated oil and gas production by 13 percent year-over-year to 34,900 boe per day.

▪	Continued strong financial results with total funds flow from operations of $106 million ($0.49 per unit).

▪	Declared distributions during the second quarter of 2007 of $80 million ($0.36 per unit), representing a sustained monthly distribution of $0.12 per unit for the last 44 months.

Corporate Results

Provident reported second quarter 2007 funds flow from operations of $105.7 million ($0.49 per unit) compared to $111.0 million ($0.58 per unit) generated in the second quarter of 2006. The 2007 year-to-date funds flow from operations is $202.8 million, up from $189.9 million in the first six months of 2006. The slightly lower second quarter 2007 funds flow from operations reflects lower realized crude oil prices and propane-plus prices, a higher Canadian dollar and higher general and administrative (G&A) expenses, which offset increased upstream production and higher Midstream sales volumes.

Distributions declared in the quarter totaled $80.2 million ($0.36 per unit) compared to $68.6 million ($0.36 per unit) in 2006. For the second quarter of 2007, Provident’s payout ratio of funds flow from operations was 79 percent compared to 62 percent in the same period a year earlier. Crude oil and natural gas production increased 13 percent to 34,900 barrels of oil equivalent per day (boed) from 30,800 boed in the second quarter of 2006. The production was weighted 46 percent natural gas, 48 percent light/medium oil and NGLs and six percent heavy oil. Midstream NGL sales volumes increased nine percent in the quarter to 110,000 barrels per day (bpd) compared to 100,000 bpd in the second quarter of 2006.

Provident recorded a net loss for the second quarter of 2007 of $41.0 million ($0.19 per unit). Several significant items impacted the net loss for the quarter, most notably a $125.2 million future income tax expense. Canada’s Budget Implementation Act, passed by the federal government in June 2007, contains legislative provisions to tax certain distributions made by publicly traded income trusts in Canada beginning in 2011 (the “SIFT tax”), requiring Provident to book a related future income tax expense of $104.7 million. This future income tax expense does not affect cash flow before 2011. The earnings were positively impacted by a non-cash dilution gain of $98.6 million and related future income tax expense of $40.2 million associated with Provident’s successful investment in BreitBurn Energy Partners, L.P. (BBEP), a U.S. Master Limited Partnership (MLP). Finally, net earnings are impacted every quarter by unrealized future gains or losses on Provident’s commodity price risk management program. In the second quarter of 2007, Provident recorded an unrealized loss in this program of $32.7 million.

Business Unit Results

Provident has three business units, Canada Oil and Gas Production (COGP), U.S. Oil and Gas Production (USOGP), and Midstream, together providing a portfolio of diversified investments across the upstream and midstream energy value chain in Canada and the United States.

Canada Oil and Gas Production

Provident’s Canada Oil and Gas Production (COGP) business unit produces and sells natural gas and oil from producing assets primarily in Alberta and southern Saskatchewan.

COGP saw production growth and improved asset quality with the addition of a seventh core operating area, Dixonville, as a result of the Capitol Energy acquisition. The acquisition, completed June 19, 2007, added proved plus probable (P+P) reserves of 30 million boe, increasing Provident’s Canadian P+P reserves base by 40 percent.  The field will be developed using horizontal wells and will be exploited using waterflood technology. Provident expects production from Dixonville to grow through 2009.

COGP achieved strong second quarter operating results in spite of wet spring weather. Production for the second quarter of 2007 was 25,700 boed, up from 23,100 boed in the same period of 2006. Production was weighted 61 percent natural gas, 31 percent light/medium crude oil and NGLs, and eight percent heavy oil. The production increase after natural declines is due to the acquisition of assets in Northwest Alberta in the third quarter of 2006 and the drilling program across the operating areas. COGP second quarter 2007 exit production was 28,300 boed, reflecting the Dixonville acquisition.

Capital expenditures in COGP totaled $21.6 million for the second quarter of 2007, with a majority ($15.2 million) spent on drilling, recompletions and workovers. Provident drilled 9.8 net wells with 100 percent success. Northwest Alberta spent $4.6 million primarily on completions and tie-ins associated with its first winter drilling season, while Southern Saskatchewan and Southern Alberta continued completions and drilling focused on shallow gas development totaling $6 million.

Operating costs of $10.75 per barrel of oil equivalent (boe) for the second quarter were down ten percent on a per boe basis from $11.99 per boe in the first quarter of 2007, and down three percent from $11.05 per boe in the second quarter of 2006. The downward trend in operating costs reflects the acquisition of high quality producing assets, and higher production from internal development and optimization programs.

COGP generated funds flow from operations of $52.0 million in the second quarter of 2007, a decrease of six percent from the $55.5 million recorded in the comparable 2006 quarter. The second quarter of 2006 included a current and capital tax recovery of $4.0 million. The second quarter of 2007 saw higher production and slightly higher realized natural gas prices, offset by lower realized prices for crude oil and a realized hedging loss of $1.3 million.

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U.S. Oil and Gas Production

Provident’s U.S. Oil and Gas Production (USOGP) business unit produces and sells primarily light sweet crude from basins in Southern California, Wyoming, Texas and Florida.  Provident’s USOGP business unit consists of two operating entities. BreitBurn Energy Partners, L.P. (NASDAQ-BBEP) is a publicly-traded master limited partnership (MLP), of which Provident owns approximately 50 percent.  Provident also has a 96 percent-owned, privately-held subsidiary, BreitBurn Energy Company L.P. (BreitBurn Energy). Provident consolidates production, financial and reserve results from both entities in the USOGP business unit.

BBEP completed two acquisitions in Florida and California during the second quarter of 2007 for cash consideration of $214.1 million. The Florida oil properties are located along the Sunniland Trend and the California oil properties are located in the Los Angeles basin. The acquisitions were financed with the issue of seven million common units of BBEP. As a result of these acquisitions, Provident’s interest in BBEP dropped from approximately 66 percent to approximately 50 percent. The reduced interest has resulted in a non-cash dilution gain to Provident of $98.6 million representing the valuation gain between BBEP’s market value on the closing of the acquisitions and the original investment costs of the assets contributed to BBEP.

Total USOGP production for the second quarter of 2007 was 9,200 boed, up 20 percent from 7,700 boed in the same period of 2006. Production was weighted 96 percent light crude oil and four percent natural gas.  BreitBurn Energy had 2,800 boed of production from West Pico, Orcutt, Sawtelle and East Coyote in the second quarter of 2007 and exit production of 2,700 boed. BBEP had production of 6,400 boed in the second quarter of 2007 and exit production of 8,500 boed, reflecting the two acquisitions.

USOGP capital expenditures for the quarter were $19.8 million. BreitBurn Energy spent 58 percent or $11.4 million. At Orcutt, two conventional horizontal wells and 14 diatomite thermal wells were drilled. Completion of the thermal wells, and steaming of the diatomite reservoir in the thermal project at Orcutt is anticipated to start late in the third quarter with production expected to be online as early as the fourth quarter of 2007.

BBEP spent $8.4 million in capital expenditure in the second quarter of 2007. Seven wells were drilled in Wyoming and six were completed, adding 330 boed of production.

Operating costs were $20.03 per boe for the second quarter of 2007, as compared to $17.65 per boe for the same period in 2006, an increase of 13 percent.  This change reflects strong oil prices, keeping utilities and other costs and services in high demand.  However, operating costs came down from their peak in the first quarter of 2007 of $22.87 per boe.

USOGP generated funds flow from operations in the second quarter of 2007 of $16.9 million, three percent above the $16.4 million in the comparable 2006 quarter. Increased production and a realized hedging gain of $0.7 million were offset by lower realized crude oil prices.

Midstream

Provident’s Midstream business unit participates in all elements of the natural gas liquids (NGL) value chain, including extraction of NGLs from natural gas, transportation, fractionation of NGL mix into products (ethane, propane, butane and condensate), storage of blended NGLs and NGL products, and distribution and marketing of NGL products. Provident is the second largest integrated NGL player in Canada, and is one of three Canadian companies with ownership in a west-to-east NGL system.

Midstream EBITDA (earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items) was $43.2 million, a decrease of seven percent from the second quarter of 2006. Funds flow from operations for Midstream was $36.8 million for the second quarter of 2007, six percent below the $39.1 million recorded in the comparable 2006 quarter. Second quarter 2007 recorded an eight percent increase in product sales and service revenue. Offsetting the revenue increase were lower propane-plus margins, a $2.8 million increase in G&A costs, and a realized loss on financial derivative instruments of $10.4 million. Midstream capital expenditures for the second quarter of 2007 totaled $5.7 million.

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Provident has three distinct business lines within the Midstream business unit. In the second quarter of 2007, the Empress East business line generated approximately 53 percent of the gross operating margin, the Redwater West business line generated approximately 30 percent and the balance of 17 percent was generated by the Commercial Services business line.

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products primarily into markets in Central Canada and the Eastern United States. The margin in this business is influenced by the “frac spread ratio,” which is the ratio between crude oil prices and natural gas prices, and by the price of propane as a percentage of crude oil pricing. For the second quarter of 2007, the gross operating margin generated was $33.0 million as compared to $41.6 million in the second quarter of 2006. This decrease is primarily due to a 13 percent lower margin for propane plus volumes. To assist with managing volatility associated with the frac spread ratio, primarily in the Empress East business line, Provident has adopted a five year risk management program using financial and physical derivative instruments. Details of the risk management program are available in the MD&A (found on Provident’s website).

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Because the feedstock for this business line is NGL mix rather than natural gas, the frac spread ratio does not have a significant impact on margin. Additional income also comes from a long-term NGL purchase agreement from non-proprietary production at the Younger plant. In the second quarter of 2007, the gross operating margin generated was $18.7 million up from $13.5 million in the same period in 2006. This increase results from a 23 percent increase in propane plus volumes partially offset by a one percent decrease in propane plus prices.

The Commercial Services business line generates income from stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line. $11.0 million of gross margin was generated in the second quarter of 2007, up from $8.8 million in the second quarter of 2006. This improvement reflects the benefit of the June 2006 commissioning of the condensate rail off-loading terminal at Redwater.

During the second quarter of 2007, Midstream had sales volume of 110,000 barrels per day (bpd), compared with 100,000 bpd in the second quarter of 2006. The nine percent increase in sales volumes is primarily the result of increased propane plus sales in the Redwater West business line.

Business Outlook

In June, the Canadian federal government passed Bill C-52, introducing the SIFT tax on income trust distributions to begin in 2011. Provident has recorded a future income tax expense accordingly. However, the rules around SIFT tax administration remain unclear, so it is difficult to estimate the impact on Provident with precision.

Provident continues to be an active member of the various lobby groups involved in educating the government on the benefits of the energy trust sector and the potential unintended consequences of the SIFT tax. Unitholders are encouraged to contact the government to voice their concern and opposition. Provident has also focused its normal course strategic planning initiatives upon the impact of the SIFT tax. Provident’s three strong businesses, each with its own size, scale and competitive advantages, position the Trust to consider a variety of potential responses.

Provident continues to assess growth opportunities that can enhance Provident’s assets. The recent acquisition of crude oil assets at Dixonville, combined with last year’s Northwest Alberta acquisition have strengthened Provident’s consolidated upstream reserve life index (RLI) to 13.6 years and added to Provident’s internal development opportunities. COGP has delivered consistently strong operational performance over the first half of the year, and the business is well on track to meet or exceed the current production guidance of 24,500 to 26,400 boed for full-year 2007.

Provident’s ownership in BBEP has also added excellent value, as reflected by the $98.6 million dilution gain recognized on recent transactions. Since its creation in October 2006, BBEP has made three successful acquisitions that will add about 3,000 boed to its initial IPO production of 4,500 boed. These acquisitions were financed with equity, demonstrating BBEP’s access to capital. BBEP will continue to seek out long-life, stable, and mature producing assets for acquisition. Total USOGP anticipated production for the year remains within the guidance range of 9,500 to 10,000 boed.

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The Midstream business continues to generate strong EBITDA and funds flow from all three of its business lines. With strategically located long-life facilities, storage capacity, multiple transportation choices and in-house marketing expertise, the Midstream business has flexibility and optionality. Midstream is currently operating in an excellent business environment featuring low natural gas prices and high NGL product prices. Assuming these circumstances continue and seasonal product demand follows typical patterns, Provident expects 2007 to be another excellent year, generating EBITDA comparable to that in 2006.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

Provident’s interim consolidated financial statements and MD&A for the second quarter and six months ended June 30, 2007, are available on SEDAR (www.sedar.com), and on Provident’s website, at ww.providentenergy.com, under the heading “Investors.”

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 – 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

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Consolidated Financial Highlights

Consolidated
($ 000s except per unit data)	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change

Revenue (net of royalties and financial derivative instruments)	$504,468	$424,439	19	$1,092,143	$978,145	12

Funds flow from COGP operations (1)	$52,032	$55,490	(6)	$98,442	$95,439	3
Funds flow from USOGP operations (1) (3)	16,902	16,377	3	18,128	29,241	(38)
Funds flow from Midstream operations (1)	36,776	39,123	(6)	86,268	65,216	32
Total funds flow from operations (1)	$105,710	$110,990	(5)	$202,838	$189,896	7
Per weighted average unit – basic	$0.49	$0.58	(16)	$0.95	$1.00	(5)
Per weighted average unit – diluted (2)	$0.49	$0.58	(16)	$0.95	$1.00	(5)
Distributions to unitholders	$80,236	$68,572	17	$156,507	$136,922	14
Per unit	$0.36	$0.36	-	$0.72	$0.72	-
Percent of funds flow from operations paid out as declared distributions (4)	79%	62%	27	80%	72%	11
Net (loss) income (5)	$(41,046)	$21,371	-	$9,260	$45,571	(80)
Per weighted average unit – basic	$(0.19)	$0.11	-	$0.04	$0.24	(83)
Per weighted average unit – diluted (2)	$(0.19)	$0.11	-	$0.04	$0.24	(83)
Capital expenditures	$47,123	$37,360	26	$99,440	$91,268	9
Capitol Energy acquisition	$467,850	$-		$467,850	$-
Oil and gas property acquisitions, net	$216,151	$(1,179)		$260,153	$216
Weighted average trust units outstanding (000s)
- Basic	216,845	190,236	14	214,301	189,687	13
- Diluted (2)	217,085	190,749	14	214,541	190,200	13

Consolidated
	As at	As at
	June 30,	December 31,
($ 000s)	2007	2006	% Change
Capitalization
Long-term debt	$1,154,252	$988,785	17
Unitholders’ equity	$1,761,218	$1,542,974	14

(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.
(3) Year-to-date 2007 funds flow from USOGP operations is net of $13.1 million (2006 - $3.9 million) of payments related to unit based compensation expensed in the 2006 fiscal year and paid in 2007.
(4) Calculated as distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $7.1 million year-to-date and $3.5 million for the quarter (2006 - $1.1 million and $0.7 million, respectively).

(5) Net (loss) income for the three and six months ended June 30, 2007 includes a future income tax charge of $104.7 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government.

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Operational Highlights

Consolidated	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change

Oil and Gas Production
Daily production
Light/medium crude oil (bpd)	15,557	13,923	12	14,816	14,247	4
Heavy oil (bpd)	1,918	2,011	(5)	1,794	2,245	(20)
Natural gas liquids (bpd)	1,344	1,475	(9)	1,394	1,502	(7)
Natural gas (mcfpd)	96,449	80,084	20	93,955	79,185	19
Oil equivalent (boed)(1)	34,893	30,756	13	33,663	31,192	8
Average realized price (before realized financial derivative instruments)
Light/medium crude oil ($/bbl)	$59.44	$69.76	(15)	$58.37	$62.09	(6)
Heavy oil ($/bbl)	$42.32	$50.42	(16)	$38.79	$35.39	10
Corporate oil blend ($/bbl)	$57.47	$67.32	(15)	$56.20	$58.45	(4)
Natural gas liquids ($/bbl)	$52.56	$54.20	(3)	$50.66	$54.03	(6)
Natural gas ($/mcf)	$7.25	$6.10	19	$7.36	$7.04	5
Oil equivalent ($/boe)(1)	$50.70	$53.37	(5)	$50.30	$51.37	(2)
Field netback (before realized financial derivative instruments) ($/boe)	$29.23	$31.51	(7)	$28.09	$29.95	(6)
Field netback (including realized financial derivative instruments) ($/boe)	$29.02	$31.51	(8)	$28.41	$29.43	(3)

Midstream
Midstream NGL sales volumes (bpd)	109,713	100,284	9	117,331	115,426	2
EBITDA (000s)(2)	$43,181	$46,438	(7)	$106,122	$79,251	34
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.

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